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Milan

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Assistant Director Sandra B. Hunter, Staff Attorney Howard Efron, Staff Accountant Jessica Barberich, Assistant Chief Accountant

Re:	Spirit Realty Capital, Inc. (f/k/a Spirit Finance Corporation) Amendment No. 4 to Form S-11 Filed May 8, 2012 File No. 333-177904

Ladies and Gentlemen:

On behalf of Spirit Realty Capital, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2011 (the “Registration Statement”) and subsequently amended on December 22, 2011, February 13, 2012, March 16, 2012 and May 8, 2012 (“Amendment No. 4”). For your convenience, we have also provided a courtesy package that includes eight copies of Amendment No. 5, four of which have been marked to show changes from Amendment No. 4.

This letter responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on May 31, 2012 (the “Comment Letter”), with respect to the Registration Statement. Amendment No. 5 has been revised to reflect the Company’s response to the Comment Letter. For ease of review, we have set forth below the comment included in the Comment Letter and the Company’s response thereto. All page numbers and captions in the response below refer to Amendment No. 5, except as otherwise noted below. The response in this letter is based on information provided and

June 8, 2012

representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

Note and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements

Note 1E, page F-7

1.	We note that you have included an adjustment to the pro forma balance sheet for the consent fees and third-party expenses related to the consents. We also note that you included an adjustment on the pro forma statement of operations to reduce the general and administrative fees for the third-party expenses already incurred. However, we do not note an adjustment to reflect amortization of the debt discount related to the fees to be paid to the lenders; please advise us how you considered the requirements of Article 11 of Regulation S-X when assessing this recurring item.

Response: The Company respectively advises the Staff that, as disclosed in Note 1 (E) to the Company’s Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements, the Company discloses the capitalization and related amortization of the debt discount related to the consent fees to be paid to the lenders as an adjustment to interest expense over the remaining term of the respective notes. In response to the Staff’s comment, the Company has revised and expanded the disclosure in Note 2 (EE) to the Company’s Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements on page F-9 to reflect the impact of the amortization of the debt discount.

The Company submits to the Staff that the pro forma adjustment to reduce general and administrative fees, as explained in Note 2 (CC) to the Company’s Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements refers to the expenses and charges associated with term loan amendments as further described in Notes 1 (C) and (H) to the Company’s Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements, and is not associated with the third party expenses already incurred with respect to obtaining lender consents.

Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comment or changes to disclosure in response to the Staff’s comment do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

June 8, 2012

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Finance Corporation
Peter M. Mavoides, Spirit Finance Corporation
Michael A. Bender, Spirit Finance Corporation
Edward Sonnenschein, Latham & Watkins LLP
Craig E. Chapman, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP